

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Larry Xianghong Wu
Majority Owner of General Partner
UC Asset LP
2299 Perimeter Park Drive, Suite 120
Atlanta, Georgia 30341

> **Re: UC Asset LP**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Response Dated October 29, 2021**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2021**
> **File No. 000-56203**

Dear Mr. Wu:

We issued comments to you on the above captioned filing on March 24, 2022. Additionally, we discussed our comments with you on April 8, 2022. In that call, we advised you that have a continuing responsibility to correct any periodic reports that were due at the time your Form 15 was filed on March 28, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments, including your plan to correct prior periodic reports, by May 13, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions

             Sincerely,

             Division of Corporation Finance
             Office of Real Estate & Construction

cc: Richard W. Jones